Jennifer Gowetski

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

December 21, 2018

Re:	Steward Realty Trust

Amendment No. 4 to Draft Offering Statement on Form 1-A

Submitted November 9, 2018

CIK No. 0001735770

Dear Ms. Gowetski:

We acknowledge receipt of comments in your letter of November 30, 2018 regarding Amendment No. 4 to the draft Offering Statement of Steward Realty Trust, Inc. (the “Company”), which we have set out below, together with our responses.

1. We refer to comment 1 of our letter dated July 19, 2018. As previously noted, we referred your response to the Division of Investment Management for further review, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

The Company acknowledges that the Division of Investment Management is continuing to review the Company’s response to comment 1 from the Staff’s letter dated July 19, 2018. We have discussed the Division’s comment with Rochelle Plesset and revised the disclosure on page 37 of the Offering Circular.

2. We note your disclosure on page 75 that the jury trial waiver provision only applies to investors who purchase shares in the offering and not to purchasers in secondary transactions. Please disclose any difference in rights between the primary and secondary purchasers in your offering and add risk factor disclosure as appropriate. In addition, please specifically describe how this provision will be implemented. Please clarify, if a shareholder purchases shares in both the primary and secondary market, whether the provision applies to all shares and whether the impact of this provision will be diluted over time as more shares are purchased in the secondary market.

The Company has revised the subscription agreement to remove the jury trial waiver and, as a result, has deleted all references to the provision in the Offering Statement and filed the revised agreement as an exhibit.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Daniel Miller

Steward Realty Trust, Inc.